OSISKO ACQUIRES ORION MINE FINANCE ROYALTY PORTFOLIO
Transformational Transaction Creates Leading World Class Growth Royalty Company
Doubles Near-Term Cash Flow and Triples Cash Flowing Assets
La Caisse and Fonds Invest C$200 and C$75 Million in Osisko, Respectively

Montréal, Québec, June 5, 2017 – Osisko Gold Royalties Ltd (TSX & NYSE: OR) (“Osisko” or the “Company”) is pleased to announce that it has entered into a definitive agreement with Orion Mine Finance Group (“Orion”) to acquire a high-quality precious metals portfolio of assets consisting of 74 royalties, streams and precious metal offtakes for total consideration of C$1.125 billion (the “Purchase Price”), creating a growth-oriented, world class and gold-focused royalty and streaming company (the "Transaction").

The combination of Osisko and Orion’s portfolios will result in the Company holding a total of 131 royalties and streams, including 16 revenue-generating assets. The Company’s cornerstone asset remains the 5% net smelter return (“NSR) royalty on the world class and long-life Canadian Malartic gold mine (Canada’s largest producing gold mine) and its 2 to 3.5% NSR royalty on the world class Éléonore gold mine. Through the Transaction, the Company gains a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new high-quality mines in Canada, in addition to a 100% silver stream on the substantial Mantos Blancos copper mine in Chile.

The Purchase Price paid to Orion will consist of: C$675 million in cash consideration plus C$450 million in Osisko common shares. As part of the Transaction, the Caisse de dépôt et placement du Québec (“la Caisse”) and the Fonds de solidarité FTQ (“Fonds”) will be subscribing for C$200 and C$75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. Additionally, Osisko will draw C$150 million under its revolving credit facility with the National Bank of Canada and Bank of Montreal, and C$250 million will be funded from Osisko’s current cash reserves.

Transaction Highlights

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Immediately Accretive to Cash Flow: The Transaction, which increases shares outstanding by less than 50%, doubles Osisko’s near-term cash flow and more than triples Osisko’s cash flowing assets from 5 to 16.

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Industry Leading Production and Cash Flow Growth: The Transaction provides Osisko with an unparalleled growth pipeline with expected forecasted production of over 100,000 gold equivalent ounces (“GEO”) in 2018 growing to over 140,000 GEOs by 2023 and pro forma cash flow growth of 10% per annum from 2017 to 2023.

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Addition of Three Cornerstone Assets: Stream assets from the Renard, Mantos Blancos and Brucejack mines complement the Company’s existing cornerstone royalties on the world class Canadian Malartic and Éléonore mines.

•	Maintains Precious Metals Focus: Osisko’s pro forma net present value (“NPV”) and cash flow to be over 90% from precious metal assets.

•	Americas Focused Portfolio: Over 80% of combined cash flow to come from North America and over 90% of combined cash flow to come from the Americas.

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Expands and Diversifies Portfolio: Adds 74 assets, including 61 royalties, 7 precious metal offtakes and 6 streams, diversifies Osisko’s existing cash flowing asset base and enhances the Company’s development and exploration pipeline.

Sean Roosen, Chair and CEO of Osisko, commented: “Since our creation three years ago, we have been working towards a transformational transaction for Osisko. We are delighted to announce our agreement with Orion Mine Finance today, which will position Osisko as the leading growth story among senior precious metal royalty companies. This transaction adds wide diversity to our portfolio which already holds the world class Canadian Malartic and Éléonore mine royalties as anchor assets, but will now include significant new assets including the Renard diamond stream in Québec, Canada, a gold and silver stream on the recently commissioned high-grade Brucejack mine in British Columbia, Canada and a silver stream on the substantial Mantos Blancos mine in Chile. Combining these tremendous assets from Orion Mine Finance together with Osisko’s existing portfolio will set the stage for the Company to earn over 140,000 GEOs annually by 2023, without compromising its focus on gold and precious metals from properties located principally in North America.”

Oskar Lewnowski, Founder and Chief Investment Officer of Orion, added: “As one of the largest investors dedicated to the mining industry, I am proud to say Orion has been able to build a uniquely top-tier, diversified royalty portfolio with a stellar cash flow growth profile. We are confident Osisko’s management team has the expertise to ensure that, when combined, our complementary asset bases ultimately deliver transformational results for shareholders and we are excited to participate in that upside.”

“With this additional investment, la Caisse is enabling Osisko, whose well known and experienced team has proven itself on the Canadian market, to expand its asset portfolio and better position itself on global markets,” said Christian Dubé, Executive Vice-President, Québec at Caisse de dépôt et placement du Québec. “This transaction is part of our commitment to remain a key player in the mining sector in Québec, supporting businesses at all stages in order to foster the development of tomorrow’s leading companies.”

Janie Béïque, Senior Vice-President, Natural Resources, Industries, Entertainment and Consumer Goods, of the Fonds, said, “Having first invested in the Osisko team in its early startup phase in 1999 when its market capitalization was C$1 million, the Fonds de solidarité FTQ is proud to reaffirm its commitment to supporting the Company’s growth. Today’s acquisition of high quality assets from Orion will further consolidate Osisko’s position as a Québec based world class royalty company.”

Acquired Assets

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Renard Diamond Stream (“Renard Stream”): Renard is a rare, new producing diamond mine located in Québec, Canada operated by Stornoway Diamond Corporation. The mine is currently ramping-up and is expected to produce on average 1.6 million carats per annum over a 14-year mine life, with potential from significant upside from the recovery of large diamonds. Under the Renard Stream agreement, Osisko will receive 9.6% of diamond production and will pay an ongoing transfer price of US$50/carat. La Caisse currently owns a separate 4% diamond stream on the Renard mine.

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Brucejack Gold and Silver Stream (“Brucejack Stream”): Brucejack is a world class high-grade gold mine located in British Columbia, Canada operated by Pretium Resources Inc. (“Pretium”). The mine is currently in the commissioning phase and is expected to achieve commercial production in 2017. Under the Brucejack Stream agreement, Osisko will receive 4% of gold and silver production until 7.067 million ounces of gold and 26.297 million ounces of silver have been produced from the mine, subject to a US$400/oz and US$4.00/oz ongoing transfer payment for gold and silver, respectively. The Brucejack Stream agreement is subject to certain buyback rights held by Pretium which could result in the stream being repurchased by Pretium on December 31, 2018 and other specific dates.

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Mantos Blancos Silver Stream (“Mantos Stream”): Mantos Blancos is a large, producing copper mine located in Antofagasta, Chile operated by Mantos Copper S.A. (a private mining company). The mine has a long history of operations (most recently developed and operated by Anglo American) and is expected to produce an average of 600,000 ounces of payable silver over 2017- 2020 and an average of 1 million ounces of silver annually over the remainder of its estimated 13- year mine life. Under the Mantos Stream agreement, Osisko will receive 100% of payable silver from Mantos Blancos until 19.3 million ounces of payable silver have been produced at the mine, after which the stream percentage will be 30% of payable silver. Osisko will pay an ongoing transfer payment of 25% of the prevailing spot price of silver.

A detailed list of the producing and most significant pre-production assets acquired from Orion is provided below:

	OPERATOR	INTEREST	STAGE	COUNTRY

Streams
Renard	Stornoway	9.6% Diamond Stream	Production	Canada
Mantos	Mantos Copper (Private)	100% Ag Stream	Production	Chile
Brucejack	Pretium	4% Au, 4% Ag Streams	Commissioning	Canada
Amulsar	Lydian	4.22% Au, 62.5% Ag Stream	Construction	Armenia
SASA	Lynx Resources (Private)	100% Ag Stream	Production	Macedonia
Back Forty	Aquila Resources	75% Ag Stream	Development	USA
Royalties
Seabee	Silver Standard	3% Au NSR	Production	Canada
Bald Mountain	Kinross	1-4% Au GSR	Production	USA
Kwale	Base Resources	1.5% Titanium GRR	Production	Kenya
Brauna	Lipari Mineracao	1% Diamond GRR	Production	Brazil
Casino	Western Copper and Gold	2.75% Au-Cu-Mo NSR	Development	Canada
Ollachea	Minera IRL	1% Au NSR	Development	Peru
Spring Valley	Waterton (Private)	0.5% Au NSR	Development	USA
Offtakes
Brucejack	Pretium	50% Au Offtake	Commissioning	Canada
Amulsar	Lydian	81.9% Au Offtake	Construction	Armenia
Nimbus	MacPhersons Resources	100% Au-Ag Offtake	Development	Australia
Parral	GoGold Resources	100% Au-Ag Offtake	Production	Mexico
San Ramon	Red Eagle Mining	51% Au Offtake	Production	Colombia
Matilda	Blackham Resources	55% Au Offtake	Production	Australia
Yenipazar	Aldridge Minerals	50% Au Offtake	Development	Turkey
Additional 54 royalties in long-term development and exploration stage

Transaction Summary

Under the proposed Transaction, Osisko has agreed to acquire 61 royalties, 7 precious metal offtakes, and 6 streams from Orion for a total consideration of C$1.125 billion, consisting of C$675 million in cash (“Cash Consideration”) and of 30,906,594 million common shares of Osisko to be issued to Orion (“Orion Shares”) at a price of C$14.56 per share, such Orion Shares having an aggregate value of C$450 million (“Share Consideration”).

As part of the Transaction, Osisko will complete a concurrent Private Placement of Osisko common shares to be issued to la Caisse (C$200 million) and Fonds (C$75 million) (“Private Placement Shares”) at a price of C$14.56 per share for aggregate proceeds of C$275 million. The Private Placement is subject to a 7% capital commitment payment payable partially in shares (2%) and in cash. The Private Placement will serve to partially fund the Cash Consideration, with the remainder of the Cash Consideration to be funded through the drawdown of C$150 million from Osisko’s existing revolving credit facility with the National Bank of Canada and Bank of Montreal, and C$250 million from Osisko’s existing cash reserves.

Consideration Summary
Total Consideration, consisting of:			C$1,125 million
-	Share Consideration to Orion		30,906,594 shares at C$14.56 per share (C$450 million)
-	Cash Consideration, consisting of:		C$675 million
	-	Cash from existing cash balance	C$250 million
	-	Credit facility	C$150 million
	-	Private Placement	18,887,362 shares at C$14.56 per share (C$275 million)

The issuance of the Orion Shares and the Private Placement Shares is subject to approval by a simple majority of Osisko’s shareholders. A special meeting of Osisko shareholders will be held in July 2017, with closing of the Transaction expected on or around July 31, 2017, subject to customary closing conditions, including the receipt of Osisko shareholder approval and certain regulatory approvals, as well as the approval of the Toronto Stock Exchange and the New York Stock Exchange. However, the Transaction’s economic effective date will be June 1, 2017.

Following the Transaction, Orion, la Caisse and Fonds will hold respectively 19.7%, 12.7%, and 5.5% of Osisko’s issued and outstanding common shares. Any sale of the Orion Shares will be subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

Following the Transaction, Osisko’s balance sheet will remain strong with approximately C$100 million in cash, over C$450 million in investments and C$200 million in debt.

Benefits of the Transaction to Osisko and its shareholders

•	Meaningfully increases the size and scale of Osisko’s platform, which is expected to enhance its competitive positioning and access to capital
•	Strong potential for re-rating of Osisko’s shares
•	Strengthens Osisko’s existing high-quality, Americas-focused portfolio with the addition of three new cornerstone assets, including two world class assets in Canada (Renard and Brucejack streams)

•	Creates the highest cash flow growth story in the mining royalty space
•	Strong accretion to cash flow per share
•	Supports Osisko’s strong dividend policy and creates opportunity for further increases

Osisko’s Evolution and Transformation into a World Class Royalty Company

Osisko Gold Royalties Ltd was formed in June 2014, following the sale of Osisko Mining Corporation, which included the Canadian Malartic mine and other assets in development, to a partnership formed by Agnico Eagle Mines Limited and Yamana Gold Inc.

On June 16, 2014, Osisko started as a royalty company with a 5% NSR royalty on the Canadian Malartic mine, other non cash-flowing royalties, and C$157 million in cash. The Company’s market capitalization was initially evaluated at approximately C$500 million.

Over the past 36 months, Osisko further transformed itself by strategically acquiring Virginia Mines Inc., a portfolio of royalties from Teck Resources and most recently a silver stream on Taseko Mines Limited’s Gibraltar copper mine. During that period, Osisko advanced its own “accelerator” investment model, through which it was able to significantly contribute to the reinvigoration of the exploration sector in Canada. Through its investments in Osisko Mining, Barkerville Gold Mines Ltd., Falco Resources Ltd. and numerous other mining companies, Osisko was able to acquire strategic royalties and stream financing options on prospective land packages and projects. The accelerator model also enabled Osisko to maintain its dynamic technical team, but most importantly to leverage its extensive expertise in exploration, engineering, construction and financing.

Prior to the Transaction, Osisko had achieved a market capitalization of approximately C$1.6 billion, over three times its starting valuation in June 2014. The Transaction marks Osisko’s next significant step in its transformation into a world class royalty company.

Board Appointments

Upon closing of the Transaction, Mr. Oskar Lewnowski, Orion’s Chief Investment Officer, will join Osisko’s board of directors. Mr. Lewnowski is the founder of Orion and has more than 20 years of experience in mine financing, metals trading, and mergers and acquisitions.

As part of its investment agreement, la Caisse will also have the right to nominate a director to Osisko’s board of directors.

Advisors

Osisko’s lead financial advisor is Maxit Capital LP (“Maxit”), with BMO Capital Markets, National Bank Financial and PricewaterhouseCoopers acting as financial advisors. Legal counsel are Bennett Jones LLP and Lavery de Billy LLP in Canada, and Paul, Weiss, Rifkind, Wharton & Garrison LLP in the United States. Maxit has provided a fairness opinion to the Board of Directors of Osisko that, subject to the assumptions, limitations, and qualifications set out therein, the consideration paid by Osisko is fair, from a financial point of view to Osisko.

Orion’s financial advisors are CIBC World Markets Inc. and Haywood Securities Inc. and their legal counsel is Fasken Martineau DuMoulin LLP.

Osisko’s credit facility is provided by the National Bank of Canada acting as administrative agent and Bank of Montreal.

Qualified Person

Mr. Luc Lessard is the qualified person for this release as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and verified the technical information contained herein. Mr. Luc Lessard is an employee of Osisko Gold Royalties and is non-independent.

Conference Call Information

Osisko will host a conference call on Monday, June 5, 2017 at 8:30 am EDT, where senior management will discuss the details of the Transaction.

Those interested in participating in the conference call should dial in at +1 647 788 4922 (international), or 1-877-223-4471 (North American toll-free). An operator will direct participants to the call.

The conference call replay will be available from 11:30 EDT on June 5, 2017 until 11:59 pm EDT on June 12, 2017 with the following dial in numbers: 1-800-585-8367 (North American toll free) or +1 416 621 4642, access code 30327359.

Definitions

In a mining context, royalties, streams and offtakes are different forms of alternative, production-based financing available to operating companies.

Under a royalty arrangement, an upfront payment is made to the mining company in return for an ongoing payment for the life of the mine, typically as a percentage of the revenue or earnings generated by the minerals produced at the current market price. A NSR royalty is a net smelter return royalty where net smelter return represents revenue after certain smelting, refining and marketing deductions.

A streaming agreement is similar in that an upfront payment is made in return for a fixed proportion of the mine’s production, but at a pre-determined price when the metal is delivered. The buyer of the stream profits from the difference between the prevailing spot price at the time of delivery and the predetermined price. Streaming arrangements are very often for by-product metals, such as the silver extracted at a gold or copper mine.

A precious metal offtake is an advance of funds to an owner/operator, and a commitment from the buyer to purchase a given amount of the gold/silver produced, at preset dates and terms, in repayment of the funds advanced. The economics of a precious metal offtake are similar to an NSR royalty.

About Osisko

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Prior to the Transaction announced today, it holds over 50 royalties and one stream, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar mine (Canada). It maintains a strong financial position with cash resources of C$423.6 million at March 31, 2017 and has distributed C$35.1 million in dividends to its shareholders during the past ten consecutive quarters. The Company also owns a portfolio of publicly held resource companies, including a 15.3% interest in Osisko Mining Inc., 13.2% in Falco Resources Ltd. and 33.4% in Barkerville Gold Mines Ltd. Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit osiskogr.com.

About Orion

Orion Mine Finance Group is one of the world’s leading mining-focused private equity businesses. In addition, the Orion team has experience in the physical metals markets, such as facilitating the purchase, metal financing, transporting, processing and selling of a mine’s output to end customers.

About Caisse de dépôt et placement du Québec

La Caisse de dépôt et placement du Québec is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. As at December 31, 2016, it held C$270.7 billion in net assets. As one of Canada's leading institutional fund managers, la Caisse invests globally in major financial markets, private equity, infrastructure and real estate. For more information, visit cdpq.com, follow us on Twitter @LaCDPQ or consult our Facebook or LinkedIn pages.

About the Fonds de solidarité FTQ

The Fonds de solidarité FTQ is a development capital fund that channels the savings of Quebecers into investments. As at November 30, 2016, the organization had $12.2 billion in net assets, and through its current portfolio of investments has helped create and protect over 187,000 jobs. Fonds is a partner in more than 2,600 companies and has nearly 618,000 shareholder-savers. For more information, visit fondsftq.com.

For further information please contact, Osisko Gold Royalties:

Joseph de la Plante	Vincent Metcalfe
Vice President, Corporate Development	Vice President, Investor Relations
Tel. (514) 940-0670	Tel. (514) 940-0670
jdelaplante@osiskogr.com	vmetcalfe@osiskogr.com

Media Contact:

Daniel Larouche
Tel. (514) 944-6145

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, gold equivalent ounces, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the completion of the Transaction and the Private Placement, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and the Transaction, including future NPV and cash flow, and the estimate of gold equivalent ounces to be received. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: acceptance of the Transaction by Osisko’s shareholders; the completion of the Private Placement; the ability of the parties to receive, in a timely manner, the necessary regulatory and other third party approvals; the ability of the parties to satisfy, in a timely manner, the conditions to the closing of the Transaction; the ability of Osisko to realize the assumed benefits of the Transaction; fluctuations in the prices of the commodities that drive royalties held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from mineral resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks.

The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.